Exhibit 99.5

UNOFFICIAL ENGLISH TRANSLATION OF THE PROPOSAL TO PARTIALLY AMEND THE ARTICLES OF ASSOCIATION OF LILIUM N.V.

as such will be proposed to the extraordinary general meeting of shareholders to be held on Thursday, May 25, 2023 at 4:00 p.m. CEST at the offices of Freshfields Bruckhaus Deringer LLP, Strawinskylaan 10, 1077 XZ Amsterdam, the Netherlands.

The left column shows the current text of the relevant provisions of the articles of association to be amended. The middle column shows the proposed amendments. The right column provides a short explanation of the proposed amendments.

CURRENT TEXT	PROPOSED AMENDMENT	EXPLANATORY NOTES

Article 4.	Article 4.

1.     The authorized share capital of the Company amounts to one hundred ninety-four million four hundred fifty-four thousand two hundred and eight euro and thirty-two eurocent (EUR 194,454,208.32).

2.     The authorized share capital is divided into:

(i)     one billion four hundred ninety-eight million three hundred eighty-six thousand four hundred eleven (1,498,386,411) Shares A with a nominal value of twelve eurocent (EUR 0.12) each;

(ii)    twenty-four million four hundred thirteen thousand sixty-five (24,413,065) Shares B with a nominal value of thirty-six eurocent (EUR 0.36) each; and

(iii)   twenty-four million four hundred thirteen thousand sixty-five (24,413,065) Shares C with a nominal value of twenty-four eurocent (EUR 0.24) each.

1.     The authorized share capital of the Company amounts to sixteen million two hundred four thousand five hundred seventeen euro and thirty-six eurocent (EUR 16,204,517.36).

2.     The authorized share capital is divided into:

(iv)  one billion four hundred ninety-eight million three hundred eighty-six thousand four hundred eleven (1,498,386,411) Shares A with a nominal value of one eurocent (EUR 0.01) each;

(v)   twenty-four million four hundred thirteen thousand sixty-five (24,413,065) Shares B with a nominal value of three eurocent (EUR 0.03) each; and

(vi)   twenty-four million four hundred thirteen thousand sixty-five (24,413,065) Shares C with a nominal value of two eurocent (EUR 0.02) each.

Since the nominal value of (i) each Share A is reduced from EUR 0.12 to EUR 0.01, (ii) each Share B is reduced from EUR 0.36 to EUR 0.03 and (iii) each Share C is reduced from EUR 0.24 to EUR 0.02, paragraphs 1 and 2 of Article 4 are amended accordingly.

Article 24.	Article 24.

1.         In each case without prejudice to the Voting Cap being applicable to any Shareholder, each Share A confers the right to cast twelve (12) votes in a General Meeting, each Share B confers the right to cast thirty-six (36) votes in a General Meeting and each Share C confers the right to cast twenty-four (24) votes in a General Meeting.

1.         In each case without prejudice to the Voting Cap being applicable to any Shareholder, each Share A confers the right to cast one (1) vote in a General Meeting, each Share B confers the right to cast three (3) votes in a General Meeting and each Share C confers the right to cast two (2) votes in a General Meeting.

Since the nominal value of (i) each Share A is reduced from EUR 0.12 to EUR 0.01, (ii) each Share B is reduced from EUR 0.36 to EUR 0.03 and (iii) each Share C is reduced from EUR 0.24 to EUR 0.02, (a) each Share A shall confer the right to cast 1 vote, (b) each Share B shall confer the right to cast 3 votes and (c) each Share C shall confer the right to cast 2 votes.

Transitional provision. Article 29. Increase authorised share capital.	Transitional provision. Article 29. Increase authorised share capital.

As per the moment the Company’s issued and paid-up share capital amounts to one hundred seventy-five million euro (€ 175,000,000), paragraphs 1 and 2 of article 4 of these articles of association shall be deemed to have been amended and shall read as follows:

1.       “The authorized share capital of the Company amounts to three hundred ninety-nine million nine hundred ninety-nine thousand nine hundred ninety-nine euro and sixty eurocent (EUR 399,999,999.60).

2.       The authorized share capital is divided into:

(i)     three billion two hundred seventy-seven million two hundred sixty-eight thousand and five (3,277,268,005) Shares A with a nominal value of twelve eurocent (EUR 0.12) each;

(ii)    twenty-four million four hundred thirteen thousand sixty-five (24,413,065) Shares B with a nominal value of thirty-six eurocent (EUR 0.36) each; and

(iii)   twenty-four million four hundred thirteen thousand sixty-five (24,413,065) Shares C with a nominal value of twenty-four eurocent (EUR 0.24) each.”

As per that moment, this Article 29 concerning the transitional provision shall terminate and disappear.

As per the moment the Company’s issued and paid-up share capital amounts to fifteen million euro (EUR 15,000,000), paragraphs 1 and 2 of article 4 of these articles of association shall be deemed to have been amended and shall read as follows:

1.       “The authorized share capital of the Company amounts to thirty-three million nine hundred ninety-three thousand three hundred thirty-three euro and thirty eurocent (EUR 33,993,333.30).

2.       The authorized share capital is divided into:

(i)     three billion two hundred seventy-seven million two hundred sixty-eight thousand and five (3,277,268,005) Shares A with a nominal value of one eurocent (EUR 0.01) each;

(ii)    twenty-four million four hundred thirteen thousand sixty-five (24,413,065) Shares B with a nominal value of three eurocent (EUR 0.03) each; and

(iii)   twenty-four million four hundred thirteen thousand sixty-five (24,413,065) Shares C with a nominal value of two eurocent (EUR 0.02) each.”

As per that moment, this Article 29 concerning the transitional provision shall terminate and disappear.

Since the nominal value of (i) each Share A is reduced from EUR 0.12 to EUR 0.01, (ii) each Share B is reduced from EUR 0.36 to EUR 0.03 and (iii) each Share C is reduced from EUR 0.24 to EUR 0.02, the transitional provision is amended accordingly.

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